Glenn R. Pollner Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

April 17, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549		FOIA Confidential Treatment Request Under 17 C.F.R § 200.83

Attention:	Mark P. Shuman Matthew Crispino Stephen G. Kirkorian Tamara Tangen

Re:	Liquid Holdings Group, LLC

Confidential Treatment Request for Correspondence Submitted on April 17, 2013

Registration Statement on Form S-1 (File No. 333-187859)

Dear Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally submitted confidentially the above referenced registration statement on Form S-1 (the “Registration Statement”) in draft form with the Commission on December 11, 2012 and publicly filed the Registration Statement on April 11, 2013. The purpose of this letter is to provide supplemental information to the Staff in connection with its review of the Registration Statement and the accounting treatment for equity based compensation.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

<April 17, 2013>

To assist the Staff in its review of the Company’s Registration Statement, the Company supplementally advises the Staff that on March 19, 2013, the Company and Sandler O’Neill & Partners, L.P. (the “Underwriter”), the underwriter for the Company’s initial public offering, based on current market conditions, jointly contemplated a preliminary post-split estimated price range of between $**** and $**** per share of the Company’s common stock for the Company’s initial public offering (equivalent to a pre-split estimated price range of between $**** and $**** and based on an estimated valuation of $**** million to $**** million immediately prior to the initial public offering). On April 15, 2013, the Company and the Underwriter reconfirmed their joint preliminary view. Please note, however, that due to volatility in the financial markets generally and the volatilities in the market for recent initial public offering issuers, this preliminary estimated price range of the common stock could change. Based on the foregoing, while the split ratio has not yet been definitively determined and could change, it is currently anticipated that the split ratio will be approximately **** for 1.

The foregoing reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The foregoing also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

Based on the foregoing, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering at the proposed valuation, or at all, the Company believes that the deemed per share fair values used as the basis for determining equity – based compensation expense have been reasonable and appropriate.

* * * *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

<April 17, 2013>

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83